UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated May 8, 2012: Costamare Inc. Reports First Quarter Results for the Quarter Ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 8, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS FIRST QUARTER RESULTS FOR THE QUARTER ENDED MARCH 31, 2012

Athens, Greece, May 8, 2012 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2012.

Financial Highlights

•

Voyage revenues of $100.0 million for the three months ended March 31, 2012.

•

Voyage revenues adjusted on a cash basis of $100.5 million for the three months ended March 31, 2012.

•

Adjusted EBITDA of $67.1 million for the three months ended March 31, 2012.

•

Net income of $24.5 million or $0.40 per share for the three months ended March 31, 2012.

•

Adjusted Net Income of $25.2 million or $0.41 per share for the three months ended March 31, 2012.

New Business Developments

•

Agreed to sell two 1984-built vessels and purchase two 1998-built vessels.  The newer vessels will replace the vessels sold under their respective charters, and the older vessels will be sold for demolition. In particular, the Company has agreed the following:

i.

To purchase the 1998-built, 3,842 TEU containership Bunga Raya Dua (to be renamed Koroni)

ii.

To purchase the 1998-built, 3,842 TEU containership Bunga Raya Satu (to be renamed Kyparissia)

iii.

To sell the 1984-built, 2,922 TEU containership Gifted

iv.

To sell the 1984-built, 2,922 TEU containership Genius I

The total acquisition cost for the two vessels is approximately $24.9 million and will be partly funded with debt drawn from a currently committed and undrawn credit facility. The total sale price for the Gifted and Genius I is approximately $12.3 million.

The newly acquired vessels are expected to be delivered within May 2012 and will replace the Gifted and Genius I in their respective charter party agreements. At the same time, the Company and the charterers have agreed to extend these two charters for period of approximately 18 months, starting from November 2012, at an average daily rate of approximately $11,150.

•

Entered into an agreement, in March 2012, to time charter the 2010-built, 8,531 TEU containership Hyundai Navarino to Evergreen Marine (Hong Kong) Ltd. (“Evergreen”) for a period of approximately 18 months at a daily rate of $30,950. The vessel commenced its charter with Evergreen in April 2012.

•

Entered into an agreement to sell the 1984-built, 2,922 TEU containership Gather for demolition for a sale price of approximately $6.1 million. The vessel was delivered to its buyers on March 19, 2012.   The Company further agreed with Evergreen to substitute the 1992-built, 3,351 TEU containership Marina in the time charter of containership Gather.  In addition, the time charter with Evergreen has been extended as from November 9, 2012 for a further period of approximately 6 months at a daily rate of $8,000.

•

Entered into agreements to extend the following three time charters:

i.

The time charter agreement with Mediterranean Shipping Company, S.A. (“MSC”) for the 1995-built, 1,162 TEU containership Zagora has been extended as from May 1, 2012 for a further period of approximately 12 months at a daily rate of $5,500;

ii.

The time charter agreement with TS Lines Limited (HK) for the 1996-built, 1,504 TEU containership Prosper has been extended as from March 15, 2012 for a minimum of two and a maximum of four additional months at a daily rate of $6,000;

iii.

The time charter agreement with Sea Consortium Pte Ltd for the 1991-built, 3,351 TEU containership Karmen has been extended as from April 1, 2012 for a minimum of two months and a maximum of four months, at a daily rate of $6,900.

Follow-On Offering

•

In March 2012, the Company completed a follow-on public offering of 7.5 million shares of its common stock at $14.10 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses were approximately $105.8 million. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, agreed to purchase 750,000 shares in the offering.

Dividend Announcements

•

On April 19, 2012, the Company declared a dividend for the first quarter ended March 31, 2012, of $0.27 per share, payable on May 9, 2012 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on April 30, 2012. This was the Company’s sixth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company continued to deliver positive results.

Since the beginning of 2012, we have been prudently renewing our fleet by taking advantage of attractive steel prices and charter-free values. At the same time, we have reduced our re-chartering risk with only four vessels coming out of charter during the year, excluding two vessels for which the charterer has the option to extend. The charters for those four vessels account for less than 2% of our 2012 contracted revenues.

In March, we completed a follow-on public equity offering with net proceeds of approximately $ 100 million. The Konstantakopoulos family participated by buying 10% of the shares. We will be selective in our investments, as we have been in the past.  We remain returns-oriented and will not seek growth at unjustified prices by assuming excessive market risk.

Finally, on April 19, we declared a dividend for the first quarter of $ 0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the quality of our charterers and the prudent amortization of our debt.

Going forward, we value optionality.  Our contracted cash flow, combined with our conservative capital structure, put us in a position to execute quickly, should attractive opportunities arise in a down market, or to remain firm and benefit from the upside of a healthy market environment.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2011	2012

Voyage revenue	$ 85,961	$100,031
Accrued charter revenue (1)	$ 7,988	$ 505
Voyage revenue adjusted on a cash basis (2)	$ 93,949	$ 100,536

Adjusted EBITDA (3)	$ 61,305	$ 67,095

Adjusted Net Income (3)	$ 22,396	$ 25,178
Weighted Average number of shares	60,300,000	61,124,176
Adjusted Earnings per share (3)	$ 0.37	$ 0.41

EBITDA (3)	$ 56,857	$ 66,451
Net Income	$ 17,948	$ 24,534
Weighted Average number of shares	60,300,000	61,124,176
Earnings per share	$ 0.30	$ 0.40

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2012 and March 31, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2011	2012

Net Income	$17,948	$24,534
Accrued charter revenue	7,988	505
Loss on sale/disposal of vessels	-	2,801
Realized (Gain) Loss on Euro/USD forward contracts	(6)	368
Gain on derivative instruments	(4,731)	(3,030)
Initial purchases of consumable stores for newly acquired vessels	1,197	-

Adjusted Net income	$22,396	$25,178
Adjusted Earnings per Share	$0.37	$0.41
Weighted average number of shares	60,300,000	61,124,176

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and the cash of partial purchases of consumable shares for newly acquired vessels. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2011	2012

Net Income	$17,948	$24,534
Interest and finance costs	18,744	20,240
Interest income	(191)	(284)
Depreciation	18,445	20,013
Amortization of dry-docking and special survey costs	1,911	1,948
EBITDA	56,857	66,451
Accrued charter revenue	7,988	505
Loss on sale/disposal of vessels	-	2,801
Realized (Gain) Loss on Euro/USD forward contracts	(6)	368
Gain on derivative instruments	(4,731)	(3,030)
Initial purchases of consumable stores for newly acquired vessels	1,197	-
Adjusted EBITDA	$61,305	$67,095

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011

During the three-month periods ended March 31, 2012 and 2011, we had an average of 46.5 and 45.5 vessels, respectively, in our fleet. In the three-month period ended March 31, 2012, we accepted delivery of the secondhand vessel MSC Ulsan with a TEU capacity of 4,132, and we sold the vessel Gather, with a TEU capacity of 2,922.  In the three-month period ended March 31, 2011, we accepted delivery of eight secondhand vessels with an aggregate TEU capacity of 17,458. In the three-month periods ended March 31, 2012 and 2011, our fleet ownership days totaled 4,227 and 4,099 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2011	2012

Voyage revenue	$86.0	$100.0	$14.0	16.3%
Voyage expenses	(1.1)	(0.7)	(0.4)	(36.4%)
Voyage expenses – related parties	(0.6)	(0.7)	0.1	16.7%
Vessels operating expenses	(27.5)	(27.7)	0.2	0.7%
General and administrative expenses	(1.2)	(0.9)	(0.3)	(25.0%)
Management fees – related parties	(3.5)	(3.7)	0.2	5.7%
Amortization of dry-docking and special survey costs	(1.9)	(1.9)	-	-
Depreciation	(18.4)	(20.0)	1.6	8.7%
Loss on sale/disposal of vessels	-	(2.8)	2.8	100.0%
Foreign exchange gains	0.1	0.1	-	-
Interest income	0.2	0.2	-	-
Interest and finance costs	(18.8)	(20.3)	1.5	8.0%
Other	(0.1)	(0.1)	-	-
Gain on derivative instruments	4.7	3.0	$(1.7)	(36.2%)
Net Income	$17.9	$24.5	6.6	36.9%

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2011	2012

Voyage revenue	$86.0	$100.0	$14.0	16.3%
Accrued charter revenue	8.0	0.5	(7.5)	(93.8%)
Voyage revenue adjusted on a cash basis	$94.0	$100.5	$6.5	6.9%

Fleet operational data	Three-month period ended March 31,			Percentage Change
	2011	2012	Change

Average number of vessels	45.5	46.5	1.0	2.2%
Ownership days	4,099	4,227	128	3.1%
Number of vessels under dry-docking	7	2	(5)	-

Voyage Revenue

Voyage revenue increased by 16.3%, or $14.0 million, to $100.0 million during the three-month period ended March 31, 2012, from $86.0 million during the three-month period ended March 31, 2011. This increase is mainly due to (i) increased average number of vessels in our fleet during the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011 and (ii) decreased off-hire days of our fleet, resulting from the decreased number of vessels that were dry-docked during the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 6.9%, or $6.5 million, to $100.5 million during the three-month period ended March 31, 2012, from $94.0 million during the three-month period ended March 31, 2011. The increase is attributable to the increased ownership days of our fleet, to the decreased off-hire days, resulting from the decreased number of vessels that were dry-docked.

Voyage Expenses

Voyage expenses decreased by 36.4%, or $0.4 million, to $0.7 million during the three-month period ended March 31, 2012, from $1.1 million during the three-month period ended March 31, 2011. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly bunkers consumption, and to the decreased number of vessels that were dry-docked during the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million during the three-month period ended March 31, 2012 and in the amount of $0.6 million during the three-month period ended March 31, 2011 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/ (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 0.7%, or $0.2 million, to $27.7 million during the three-month period ended March 31, 2012, from $27.5 million during the three-month period ended March 31, 2011. The increase is attributable to the increase of 3.1% of the  ownership days of our fleet offset to a great extent by more efficient logistics achieved in the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011.

General and Administrative Expenses

General and administrative expenses decreased by 25.0%, or $0.3 million, to $0.9 million during the three-month period ended March 31, 2012, from $1.2 million during the three-month period ended March 31, 2011.  The decrease in the three-month period ended March 31, 2012 was mainly attributable to decreased legal and audit fees charged to us compared to the three-month period ended March 31, 2011. Furthermore, general and administrative expenses for the three-month periods ended March 31, 2012 and March 31, 2011 include $0.25 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 5.7%, or $0.2 million, to $3.7 million during the three-month period ended March 31, 2012, from $3.5 million during the three-month period ended March 31, 2011. The increase was primarily attributable to the increased fleet ownership days for the three-month period ended March 31, 2012, compared to the three-month period ended March 31, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the three-month periods ended March 31, 2012 and 2011 was $1.9 million and $1.9 million, respectively. During the three month periods ended March 31, 2011 and 2012, 7 vessels and 2 vessels, respectively, underwent their special survey. During the three month period ended March 31, 2012, one completed its respective works and one was in process. As of March 31, 2011 four completed their respective works and three were in process.

Depreciation

Depreciation expense increased by 8.7%, or $1.6 million, to $20.0 million during the three-month period ended March 31, 2012, from $18.4 million during the three-month period ended March 31, 2011. The increase was primarily attributable to the depreciation expense charged for the ten containerships that were delivered to us during the year ended December 31, 2011 and to the one containership delivered to us during the three-month period ended March 31, 2012, partly offset by the depreciation expense not charged relating to the eight vessels sold or disposed of during the year ended December 31, 2011 and the three-month period ended March 31, 2012.

Loss on Sale of Vessels

During the three-month period ended March 31, 2012, we recorded a loss of $2.8 million mainly from the sale of one vessel. During the three month period ended March 31, 2011, no vessels were sold.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.1 million during the three-month period ended March 31, 2012 and 2011, respectively.

Interest Income

During the three-month periods ended March 31, 2012 and March 31, 2011, interest income was $0.2 million and $0.2 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 8.0%, or $1.5 million, to $20.3 million during the three-month period ended March 31, 2012, from $18.8 million during the three-month period ended March 31, 2011. The increase is partly attributable to increased interest expense, financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly off-set by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of March 31, 2012 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $160.3 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at March 31, 2012 qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended March 31, 2012, a gain of $8.6 million has been included in “Comprehensive loss” and a gain of $1.8 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2012.

Cash Flows

Three-month period ended March 31, 2012 and 2011

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 39.4	$ 35.4
Net Cash Used in Investing Activities	$ (158.9)	$ (44.4)
Net Cash Provided By (Used in) Financing Activities	$ (34.7)	$ 184.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2012 decreased by $4.0 million to $35.4 million, compared to $39.4 million for the three-month period ended March 31, 2011.  The decrease was primarily attributable to (a) unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.9 million, partly offset by (b) increased cash from operations of $6.6 million deriving from increased number of ownership days and escalating charter rates and (c) decreased dry-docking payments of $2.0 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $44.4 million in the three-month period ended March 31, 2012, which consisted of (a) $20.2 million advance payments for the construction and purchase of two newbuild vessels, (b) $30.0 million in payments for the acquisition of one secondhand vessel and (c) $5.8 million we received from the sale of one vessel.

Net cash used in investing activities was $158.9 million in the three-month period ended March  31, 2011, which consisted of (a) $96.4 million advance payments for the construction and purchase of five newbuild vessels, (b) $74.9 million in payments for the acquisition of eight second-hand vessels, (c) $6.3 million of advances we received for the sale of three vessels and (d) $6.1 million we received from the sale of governmental bonds.

Net Cash Provided By (Used in) Financing Activities

Net cash provided by financing activities was $184.7 million in the three-month period ended March 31, 2012, which mainly consisted of (a) $46.4 million of indebtedness that we repaid, (b) $148.1 million we drew down from three of our credit facilities, (c) $16.3 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.

Net cash used in financing activities was $34.7 million in the three-month period ended March 31, 2011, which mainly consisted of (a) $19.4 million of indebtedness that we repaid and (b) $15.1 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2010.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of March 31, 2012, we had a total cash liquidity of $320.8 million, consisting of cash, cash equivalents and restricted cash.

Undrawn Credit Facilities

As of March 31, 2012 and May 7, 2012, we had a total of undrawn credit facilities of $18.5 million.

Debt-free vessels

As of May 7, 2012, the following vessels were free of debt.

Unencumbered Vessels in the water

(refer to fleet list in page 13 for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
HORIZON	1991	1,068

Capital commitments

As of May 7, 2012, we had outstanding commitments relating to our contracted newbuilds aggregating $772.5 million payable in installments until the vessels are delivered.

Conference Call details

On Wednesday, May 9, 2012 at 8:30 a.m. EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Costamare.”

A replay of the conference call will be available until May 18, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 37 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 326,000 TEU, including 10 newbuilds on order. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of May 7, 2012, about our fleet of 56 containerships, including 10 newbuilds on order. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,566
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	30,434
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,701
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,817
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,818
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,490(8)	November 2019	32,171
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	32,391
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	32,461
19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
20	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205(11)	July 2012	123,534
21	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,205(12)	August 2012	80,837
22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,150(13)	March 2014	28,218
23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
24	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
28	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250	February 2013	17,250
31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	June 2013	17,250
32	MSC AUSTRIA	MSC	1984	3,584	9.5 years	17,250(14)	September 2018	13,789
33	KARMEN	Sea Consortium	1991	3,351	1.2 years	6,900	June 2012	6,900
34	MARINA	Evergreen	1992	3,351	1.1 years	15,200(15)	April 2013	11,974
35	KONSTANTINA	Sea Consortium	1992	3,351	1 year	7,100	May 2012	7,100
36	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
37	GIFTED(iii)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
38	GENIUS I(iv)	Evergreen	1984	2,922	3.3 years	15,200	November 2012	15,200
39	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
40	MSC REUNION	MSC	1992	2,024	6 years	12,000(16)	June 2014	11,552
41	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
42	MSC SIERRA II	MSC	1991	2,023	5.7 years	11,250(17)	June 2014	11,482
43	MSC PYLOS	MSC	1991	2,020	3 years	11,500	January 2014	11,500
44	PROSPER	TS Lines	1996	1,504	1.2 years	6,000	May 2012	6,000
45	ZAGORA	MSC	1995	1,162	1.7 years	5,500	April 2013	5,500
46	HORIZON	OACL	1991	1,068	7.1 years	10,050	May 2012	10,050

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between May 7, 2012 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery date of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(12)

This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery date of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(13)

This charter rate changes on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(14)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date. As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(15)

This charter rate changes in November 2012 to $8,000 per day until the earliest redelivery date.

(16)

This charter rate changes on July 27, 2012 to $11,500 per day until the earliest redelivery date.

(17)

This charter rate changes on July 1, 2012 to $11,500 per day until the earliest redelivery date.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

The vessel will be substituted by the 3,842 TEU vessel Kyparissia, which we have agreed to acquire. The Company has agreed to extend the charter for a period of approximately 18 months, starting from November 2012. The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from May 2013 until the earliest redelivery date.

(iv)

The vessel will be substituted by the 3,842 TEU vessel Koroni, which we have agreed to acquire. The Company has agreed to extend the charter for a period of approximately 18 months, starting from November 2012. The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from May 2013 until the earliest redelivery date.

COSTAMARE INC.

Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2011	2012

	(Unaudited)
REVENUES:
Voyage revenue	$85,961	$100,031

EXPENSES:
Voyage expenses	(1,098)	(691)
Voyage expenses – related parties	(646)	(741)
Vessels’ operating expenses	(27,503)	(27,692)
General and administrative expenses	(1,181)	(925)
Management fees - related parties	(3,483)	(3,749)
Amortization of dry-docking and special survey costs	(1,911)	(1,948)

Depreciation	(18,445)	(20,013)
Loss on sale/disposal of vessels	-	(2,801)
Foreign exchange gains	90	112
Operating income	$31,784	$41,583

OTHER INCOME (EXPENSES):
Interest income	$191	$284
Interest and finance costs	(18,744)	(20,240)
Other	(14)	(123)
Gain on derivative instruments	4,731	3,030
Total other income (expenses)	$(13,836)	$(17,049)
Net Income	$17,948	$24,534

Earnings per common share, basic and diluted	$0.30	$0.40
Weighted average number of shares, basic and diluted	60,300,000	61,124,176

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2011	2012
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$273,708
Restricted cash	7,371	5,832
Receivables	2,150	9,746
Inventories	9,335	13,825
Due from related parties	3,585	1,736
Fair value of derivatives	-	230
Insurance claims receivable	3,076	3,114
Accrued charter revenue	13,428	13,122
Prepayments and other	1,910	3,948
Total current assets	$138,851	$325,261
FIXED ASSETS, NET:
Advances for vessels acquisitions	$148,373	$168,536
Vessels, net	1,618,887	1,620,833
Total fixed assets, net	$1,767,260	$1,789,369
NON-CURRENT ASSETS:
Deferred charges, net	$32,641	$32,323
Restricted cash	38,707	41,225
Accrued charter revenue	5,086	5,327
Total assets	$1,982,545	$2,193,505
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$153,176	$170,899
Accounts payable	4,057	7,873
Accrued liabilities	13,455	14,478
Unearned revenue	6,901	6,920
Fair value of derivatives	46,481	55,096
Other current liabilities	2,519	2,077
Total current liabilities	$226,589	$257,343
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,290,244	$1,374,176
Fair value of derivatives, net of current portion	125,194	105,175
Unearned revenue, net of current portion	10,532	10,178
Total non-current liabilities	$1,425,970	$1,489,529
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$6	$7
Additional paid-in capital	519,971	620,554
Accumulated deficit	(48,854)	(40,601)
Accumulated other comprehensive loss	(141,137)	(133,327)

Total stockholders’ equity	$329,986	$446,633
Total liabilities and stockholders’ equity	$1,982,545	$2,193,505